Room 4561

      September 1, 2005

Lindley S. Branson
Vice President and General Counsel
Webb Interactive Services, Inc.
1899 Wynkoop, Suite 600
Denver, CO 80202

	Re:	Webb Interactive Services, Inc.
		Post Effective Amendment No. 3 to Form SB-2
		Filed May 13, 2005
		File No. 333-89600

		Form 10-QSB/A for the Fiscal Quarter Ended September 30,
2004
		Form 10-KSB/A for the Fiscal Year Ended December 31,
2004
		Form 10-QSB/A for the Fiscal Quarter Ended March 31,
2005
		Form 10-QSB/A for the Fiscal Quarter Ended June 30, 2005 Form 8-K/A, filed July 21, 2005
		File No. 00-28462

Dear Mr. Branson:

	We have the following additional comments on your amended periodic reports. Please respond to our comments that pertain to these reports within 10 business days of the date of this letter.

General

1. We have forwarded your response to comment 1 of our letter dated
June 9, 2005 to the Division of Investment Management. Any further comments will follow under separate cover.


Post Effective Amendment No. 3 to Form SB-2

2. Please note that we will review your responses to comments 2 and 3
of our letter dated June 9, 2005 once you have filed such responses along with post-effective amendment number 4 to registration statement number 333-89600.

Form 10-KSB for the Fiscal Year Ended December 31, 2004, as amended

Controls and Procedures, page 2

3. While we note the new certifications you have provided in response to comment 8 of our letter dated June 9, 2005, we also note that your amended Form 10-KSB includes only Items 8A and 9 disclosure, a signature page, an exhibit index and the certifications required by
Rules 13a-14(a) and (b). Please note that the certifications required by Rules 13a-14(a) and (b) certify, in part, the financial statements and related disclosure included in the filing. Since the certifications provided in the initial filing of your Form 10-KSB did not meet the requirements of the rules, they did not appropriately certify the information included in such filing. Accordingly, please file an amendment including a complete version of your 2004 Form 10-
KSB accompanied by the certifications required by Rules 13a-14(a) and
(b).  This comment also applies to your quarterly report on Form
10-
QSB for the quarter ended March 31, 2005.


Form 8-K/A filed July 21, 2005

4. We reissue comment 14 of our letter dated June 9, 2005 in its entirety. With regard to your correspondence dated May 25, 2005, you are reminded that you must submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.


*	*	*	*	*


      As appropriate, please amend your filing in response to
these
comments.  Please ensure that your amendment is marked in
accordance
with Item 310 of Regulation S-T.  You may wish to provide us with
marked copies of the amendment to expedite our review.   Please
furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding the comments on your Form 8-K/A. Please contact
Rebekah Toton at (202) 551-3857 or Sara Kalin at (202) 551-3454 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.


								Sincerely,


								Mark P. Shuman
								Branch Chief - Legal

cc:	Via Facsimile (612) 632-4024
	Lindley S. Branson, Esq.
	Gray, Plant, Mooty, Mooty & Bennett, P.A.
	Telephone: (612) 632-3024
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Lindley S. Branson
Webb Interactive Services, Inc.
September 1, 2005
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